                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13E-3
                                  (RULE 13e-3)
           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                  Azurix Corp.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                                  Azurix Corp.
                                   Enron Corp.
                                 Enron BW Corp.
                              Atlantic Water Trust
--------------------------------------------------------------------------------
                      (Names of Person(s) Filing Statement)

                       Common Stock, $0.01 value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05501M104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                      John C. Ale                                              J. Mark Metts
          Executive Director and General Counsel              Executive Vice President, Corporate Development
                      Azurix Corp.                                              Enron Corp.
               333 Clay Street, Suite 1000                                   1400 Smith Street
                  Houston, Texas 77002                                      Houston, Texas 77002
                     (713) 646-6001                                            (713) 853-6161

                  Atlantic Water Trust                                         Enron BW Corp.
             c/o Corporate Trust Department                                  c/o J. Mark Metts
                Wilmington Trust Company                      Executive Vice President, Corporate Development
                   Rodney Square North                                          Enron Corp.
                1100 North Market Square                                     1400 Smith Street
             Wilmington, Delaware 19890-0001                                Houston, Texas 77002
                     (302) 651-8681                                            (713) 853-6161

--------------------------------------------------------------------------------
 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                with a copy to:

                  Randall H. Doud, Esq.                                     Scott N. Wulfe, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP                            Vinson & Elkins LLP
                    Four Times Square                                      2300 First City Tower
                   New York, NY, 10036                                          1001 Fannin
                     (212) 735-3000                                         Houston, Texas 77002
                                                                               (713) 758-2222

This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. [ ] The filing of a registration statement under the Securities Act of 1933.
         c. [ ] A tender offer.
         d. [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
        Transaction Valuation*                  Amount of Filing Fee**
--------------------------------------- ----------------------------------------
          $329,781,190                           $65,957
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. The filing fee of $65,957 was calculated pursuant to Exchange Act Rule 0-11(c)(1) by multiplying 1/50th of 1% by the proposed cash payment for (1) 38,806,407 shares of common stock, par value $.01 per share, of Azurix Corp., to be purchased by Enron from Azurix's public shareholders at $8.375 per share plus (2) $4,777,530 anticipated to be paid to persons holding options to acquire shares of common stock in consideration of cancellation of such options (assuming an aggregate of 3,977,747 options are canceled in exchange for cash in the transaction).

** The amount of the filing fee, calculated in accordance with Rule 0-11(c) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $65,957             Filing Party:  Azurix Corp.
Form or Registration No.:  Schedule 14A      Dated Filed: December 21, 2000

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by: (1) Azurix Corp., a Delaware corporation (the "Company") and the issuer of the equity securities which are the subject of the transaction, (2) Enron Corp., owning 50% of the voting interests in Atlantic Water Trust, which currently owns approximately 67% of Azurix's outstanding common stock ("Enron"), (3) Enron BW Corp., a Delaware corporation and an indirect subsidiary of Enron ("Merger Sub") and (4) Atlantic Water Trust, a Delaware business trust ("Atlantic Water Trust" and, collectively with the Company, Enron and Merger Sub, the "Filing Persons").

         This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of December 15, 2000 (as it may be amended from time to time, the "Merger Agreement"), among the Company, Enron and Merger Sub, pursuant to which Merger Sub will merge with and into the Company, with the Company as the surviving corporation. Under the terms and subject to the conditions of the Merger
Agreement:

               - Each issued and outstanding share of Azurix common stock, other than those shares held by Atlantic Water Trust, Enron, Merger Sub, Azurix and any of their wholly-owned subsidiaries, will be canceled and converted automatically into the right to receive $8.375 per share (rounding up the aggregate cash to be paid to each such shareholder, to the extent necessary, to the next $.01).

               - The aggregate shares of Azurix common stock held by Atlantic Water Trust will be canceled and converted automatically into two shares of common stock of the surviving corporation in the merger.

               - The shares of stock of Merger Sub, all of which are indirectly held by Enron, will be canceled and converted automatically into one share of common stock of the surviving corporation in the merger.

               - Treasury shares and shares of Azurix common stock held by Enron, Merger Sub, any Azurix subsidiary or any of their wholly-owned subsidiaries will be canceled.

               - Shares of Azurix common stock held by shareholders who have perfected their appraisal rights will be subject to appraisal in accordance with Delaware law.

         Atlantic Water Trust, of which Enron holds a 50% voting interest, currently owns approximately 67% of Azurix's outstanding common stock. Upon completion of the merger, Atlantic Water Trust will own two-thirds, and Enron through a wholly-owned subsidiary will own one-third of the surviving corporation's stock. The accompanying proxy statement explains the proposed merger and provides specific information concerning the special shareholders meeting.

         Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2), and a copy of the Merger Agreement is included as Annex A to the Proxy Statement and incorporated by reference therefrom as Exhibit (d)(3) to this Schedule 13E-3. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "SUMMARY TERM SHEET" in the Proxy Statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) Name and Address. The information set forth under "THE COMPANIES" in the Proxy Statement is incorporated herein by reference.

         (b) Securities. The information set forth under "THE SPECIAL SHAREHOLDERS MEETING - Date; Time; Place and Record Date of the Special Shareholders Meeting" in the Proxy Statement is incorporated herein by reference.

         (c) Trading Market and Price. The information set forth under "PRICE RANGE OF COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

         (d) Dividends. The information set forth under "DIVIDENDS" in the Proxy Statement is incorporated herein by reference.

         (e) Prior Public Offerings. On June 9, 1999, Azurix completed its initial public offering of 38,563,468 shares of common stock (including the over-allotment option) at the offer price of $19.00 per share. In connection with the offering, Azurix sold 17,100,000 shares of Azurix common stock and Atlantic Water Trust sold 21,463,468 shares of Azurix common stock, including additional shares sold pursuant to the over-allotment option granted to the underwriters. The aggregate proceeds of the initial public offering after the underwriting discount but before expenses for the Company were $305,406,000 and for Atlantic Water Trust were $383,337,538.

         (f) Prior Stock Purchases. The information set forth under "COMMON STOCK PURCHASE INFORMATION" in the Proxy Statement is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a), (c) Name and Address. Business and Background of Natural Persons. The information set forth under "THE COMPANIES," "STOCK OWNERSHIP BY
PRINCIPAL SHAREHOLDERS AND MANAGEMENT," "DIRECTORS AND EXECUTIVE OFFICERS OF AZURIX," "DIRECTORS AND EXECUTIVE OFFICERS OF ENRON," and "DIRECTORS AND OFFICERS OF ATLANTIC WATER TRUST AND ENRON BW CORP." in the Proxy Statement is incorporated herein by reference.

     During the last five years, to the best knowledge of the Filing Persons, none of the Filing Persons' current directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (b) Business and Background of Entities. The information set forth under "THE COMPANIES" in the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(1)   Tender Offers. Not applicable.

         (a)(2)(i), (ii) Transaction Description; Consideration. The information contained in the sections entitled "SUMMARY TERM SHEET," "SUMMARY" and "THE MERGER AGREEMENT - The Merger" in the Proxy Statement is incorporated herein by reference.

         (a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS - Background of the Merger,"
"- Determination of the Special Committee and Recommendation of the Azurix Board of Directors; Fairness of the Merger" and "- Purpose and Structure of the Merger" in the Proxy Statement is incorporated herein by reference.

         (a)(2)(iv) Vote Required for Approval. The information contained in the section entitled "THE SPECIAL SHAREHOLDERS MEETING - Voting Information" in the Proxy Statement is incorporated herein by reference.

         (a)(2)(v) Differences in the Rights of Security Holders. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS - Purpose and Structure of the Merger," "- Effects of the Merger; Plans for Azurix Following the Merger" and "THE MERGER AGREEMENT - Structure; Merger Consideration" in the Proxy Statement is incorporated herein by reference.

         (a)(2)(vi) Accounting Treatment. The information contained in the section entitled "SPECIAL FACTORS - Accounting Treatment of the Merger" in the Proxy Statement is incorporated herein by reference.

         (a)(2)(vii) Income Tax Consequences. The information contained in the section entitled "SPECIAL FACTORS - Material Federal Income Tax Consequences to Shareholders" in the Proxy Statement is incorporated herein by reference.

         (c) Different Terms. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS - Purpose and Structure of the Merger,"
"- Effects of the Merger; Plans for Azurix Following the Merger" and "THE MERGER AGREEMENT - Structure; Merger Consideration" in the Proxy Statement is incorporated herein by reference.

         (d) Appraisal Rights. The information contained in the sections entitled "SUMMARY - Appraisal Rights" and "SPECIAL FACTORS - Dissenters' Rights of Appraisal" in the Proxy Statement is incorporated herein by reference.

         (e) Provisions for Unaffiliated Security Holders. The Company has made no provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of Azurix or to obtain counsel or appraisal services at the expense of Azurix.

         (f)      Eligibility for Listing or Trading. Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)-(c) Transactions. Significant Corporate Events. Negotiations or Contacts. The information set forth under "SUMMARY - Interests of Azurix Directors and Officers in the Merger," "SPECIAL FACTORS - Background of the Merger", "- Purpose and Structure of the Merger" and "- Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

         (e) Agreements Involving the Subject Company's Securities. The information set forth under "SUMMARY TERM SHEET," "THE COMPANIES," "THE MERGER AGREEMENT," "SUPPORT AGREEMENT," "STOCK OWNERSHIP BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference. Appendix A to the Proxy Statement also is incorporated herein by reference in its entirety.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) Use of Securities Acquired. The information set forth under "SUMMARY - Questions and Answers About the Merger," "SPECIAL FACTORS - Effects of the Merger; Plans for Azurix Following the Merger" and "THE MERGER AGREEMENT - Structure; Merger Consideration" in the Proxy Statement is incorporated herein by reference.

         (c)      Plans.

          (1)-(8) The information set forth under "SUMMARY," "SPECIAL FACTORS - Effects of the Merger; Plans for Azurix Following the Merger" "- Purpose and Structure of the Merger," "THE MERGER AGREEMENT - The Merger," "- Structure; Merger Consideration," "- Treatment of Options," "- Transfer of Shares,"
"- Officers, Directors and Governing Documents," "- Employee Benefits" and "FUTURE SHAREHOLDER PROPOSALS" in the Proxy Statement is incorporated herein by reference. Appendix A to the Proxy Statement also is incorporated herein by reference in its entirety.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING-PRIVATE TRANSACTION.

         (a) Purposes. The information set forth under "SPECIAL FACTORS - Purpose and Structure of the Merger" in the Proxy Statement is incorporated herein by reference.

         (b) Alternatives. The information set forth under "SUMMARY - What Happens if Azurix Receives a Better Offer" and "SPECIAL FACTORS - Background of the Merger" and "- Risk that the Merger will not be Completed" in the Proxy Statement is incorporated herein by reference.

         (c) Reasons. The information set forth under "SUMMARY", "SPECIAL FACTORS - Background of the Merger", "- Determination of the Special Committee and Recommendation of the Azurix Board of Directors; Fairness of the Merger" and "- Purpose and Structure of the Merger" in the Proxy Statement is incorporated herein by reference.

         (d) Effects. The information set forth under "SUMMARY," "SPECIAL FACTORS - Litigation involving the Merger," "- Effects of the Merger; Plans for Azurix Following the Merger" "- Material Federal Income Tax Consequences to Shareholders," "THE MERGER AGREEMENT - The Merger," "- Structure; Merger Consideration," "- Treatment of Options," "- Transfer of Shares," "- Officers, Directors and Governing Documents," "- Employee Benefits" and "FEES AND EXPENSES" in the Proxy Statement is incorporated herein by reference. Appendix A to the Proxy Statement also is incorporated herein by reference in its entirety.

ITEM 8.  FAIRNESS OF THE GOING-PRIVATE TRANSACTION.

         (a), (b) Fairness, Factors Considered in Determining Fairness. The information contained in the sections entitled "SUMMARY", "THE SPECIAL SHAREHOLDERS MEETING - Voting Information," "SPECIAL FACTORS - Background of the Merger," "- Determination of the Special Committee and Recommendation of the Azurix Board of Directors; Fairness of the Merger," "- Enron's, the Merger Subsidiary's and Atlantic Water Trust's View of the Fairness of the Merger" and "- Opinions of Financial Advisors to the Special Committee" in the Proxy Statement is incorporated herein by reference. Appendix C and D to the Proxy also are incorporated herein by reference in its entirety.

         (c) Approval of Security Holders. The information set forth under "THE SPECIAL SHAREHOLDERS MEETING - Voting Information" in the Proxy Statement is incorporated herein by reference.

         (d) Unaffiliated Representatives. The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger" and "- Determination of the Special Committee and Recommendation of the Azurix Board of Directors; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference.

         (e)-(f) Approval of Directors. Other Offers. The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger" and "- Determination of the Special Committee and Recommendation of the Azurix Board of Directors; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)-(c) Report, Opinion or Appraisal. Preparer and Summary of the Report, Opinion or Appraisal. Availability of Documents. The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger," "- Determination of the Special Committee and Recommendation of the Azurix Board of Directors; Fairness of the Merger," "- Opinions of Financial Advisors to the Special Committee" and "WHERE YOU CAN FIND MORE INFORMATION" in the Proxy Statement, Appendix C, "Opinion of Wasserstein Perella & Co., Inc." and Appendix D, "Opinion of Salomon Smith Barney Inc." is incorporated herein by reference. Exhibits (c)(3) and (c)(4) to this Schedule 13E-3 are incorporated herein by reference in their respective entireties.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(d) Source of Funds. Conditions. Expenses. Borrowed Funds. The information set forth under "SPECIAL FACTORS - Financing of the Merger" and "FEES AND EXPENSES" in the Proxy Statement is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. The information contained in the section entitled "STOCK OWNERSHIP BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT" in the Proxy Statement is incorporated herein by reference.

         (b)      Securities Transactions. None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY," "THE SPECIAL SHAREHOLDERS MEETING - Voting Information," "SPECIAL FACTORS - Interests of Azurix Directors and Officers in the Merger" and "SUPPORT AGREEMENT" in the Proxy Statement is incorporated herein by reference.

         (e) Recommendations of Others. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS - Determination of the Special Committee and Recommendation of the Azurix Board of Directors; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         (a) Financial Information. The information set forth under "SELECTED CONSOLIDATED FINANCIAL DATA" and "WHERE YOU CAN FIND MORE INFORMATION" in the Proxy Statement is incorporated herein by reference.

         (b)      Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a), (b) Solicitations or Recommendations. Employees and Corporate Assets. The information contained in the sections entitled "SUMMARY - Questions and Answers About the Merger," "THE SPECIAL SHAREHOLDERS MEETING - Solicitation; Revocation and Use of Proxies," "SPECIAL FACTORS - Background of the Merger" and "FEES AND EXPENSES" in the Proxy Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         (b) Other Material Information. The information contained in the Proxy Statement, all Appendixes to the Proxy Statement and Exhibits to this
Schedule 13E-3 are incorporated herein by reference in their respective entireties.

ITEM 16. EXHIBITS.

              (a)(1)       Not applicable.
              (a)(2),(3) Proxy Statement (incorporated by reference to the Proxy Statement on Schedule 14-A filed on December 21, 2000)



              (a)(4),(5)   Not applicable.
              (b)          Not applicable.

              (c)(1) Opinion of Wasserstein Perella & Co., Inc. dated December 15, 2000 (incorporated by reference to Appendix B to the Proxy Statement);

                 (2) Opinion of Salomon Smith Barney Inc. dated December 15, 2000 (incorporated by reference to Appendix C to the Proxy Statement);

                 (3) Presentation of Wasserstein Perella & Co., Inc. to the Special Committee of the Board of Directors of Azurix dated December 11, 2000;

                 (4) Presentation of Salomon Smith Barney Inc. to the Special Committee of the Board of Directors of Azurix dated December 11, 2000;

              (d)(1) Restated Certificate of Incorporation of Azurix (incorporated by reference to Exhibit 3.1 to Azurix's Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-74739))

                           Amended and Restated Trust Agreement of Atlantic
                 (2) Water Trust, dated December 17, 1998 (incorporated by reference to Exhibit 10.14 to Azurix's Amendment
                           No. 2 to Registration Statement on Form S-1 (File No. 333-74739))

                 (3) Agreement and Plan of Merger, dated as of December 15, 2000, among Enron, the Company and Merger Sub (incorporated by reference to Appendix A to the Proxy Statement);

                 (4) Support Agreement, dated as of December 15, 2000, by and among the Company and Atlantic Water Trust (incorporated by reference to Appendix B to the Proxy Statement);

              (f) Section 262 of the Delaware General Corporation Law (incorporated by reference to Appendix C to the Proxy Statement).

              (g)          Not applicable.

              (h)          Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 21, 2000

                                            Azurix Corp.

                                            By:    /s/ J. Michael Anderson
                                               ---------------------------------
                                               Name:   J. Michael Anderson
                                               Title:  Managing Director
                                                       and Chief Financial
                                                       Officer

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 21, 2000

                                            Enron Corp.

                                            By:    /s/ J. Mark Metts
                                               ---------------------------------
                                               Name:   J. Mark Metts
                                               Title:  Executive Vice President,
                                                       Corporate Development

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 21, 2000

                                            Enron BW Corp.

                                            By:    /s/ J. MARK METTS
                                               ---------------------------------
                                               Name:   J. Mark Metts
                                               Title:  President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 21, 2000

                                            Atlantic Water Trust

                                            By:   /s/  BEN F. GLISAN, JR.
                                               ---------------------------------
                                               Name:   Ben F. Glisan, Jr.
                                               Title:  Director

                                  EXHIBIT INDEX

              (a)(1)       Not applicable.

              (a)(2),(3) Proxy Statement (incorporated by reference to the Proxy Statement on Schedule 14-A filed on December 21, 2000)
              (a)(4),(5)   Not applicable.
              (b)          Not applicable.

              (c)(1) Opinion of Wasserstein Perella & Co., Inc. dated December 11, 2000 (incorporated by reference to Appendix B to the Proxy Statement);

                 (2) Opinion of Salomon Smith Barney Inc. dated December 11, 2000 (incorporated by reference to Appendix C to the Proxy Statement);

                 (3) Presentation of Wasserstein Perella & Co., Inc. to the Special Committee of the Board of Directors of Azurix dated December 11, 2000;

                 (4) Presentation of Salomon Smith Barney Inc. to the Special Committee of the Board of Directors of Azurix dated December 11, 2000;

              (d)(1) Certificate of Incorporation of Azurix (incorporated by reference to Exhibit 3.1 to Azurix's Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-74739))

                 (2) Amended and Restated Trust Agreement of Atlantic Water Trust, dated December 17, 1998 (incorporated by reference to Exhibit 10.14 to Axurix's Amendment
                           No. 2 to Registration Statement on Form S-1 (File No. 333-74739))

                 (3) Agreement and Plan of Merger, dated as of December 15, 2000, among Enron, the Company and Merger Sub (incorporated by reference to Appendix A to the Proxy Statement);

                 (4) Support Agreement, dated as of December 15, 2000, by and among the Company and Atlantic Water Trust (incorporated by reference to Appendix B to the Proxy Statement);

              (f) Section 262 of the Delaware General Corporation Law (incorporated by reference to Appendix C to the Proxy Statement).

              (g)          Not applicable.

              (h)          Not applicable.